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                                    EXHIBIT B

                               NEW WORLD AGREEMENT


(ISIS LOGO)                                                         RICHARD ROFE
                                                                 Managing Member
                                                    ISIS CAPITAL MANAGEMENT, LLC
                                                             1465 Post Road East
                                                             Westport, CT  06880
                                                            Phone:  203.259.7387
                                                              Fax:  203.259.7854


October 14, 2003

Mr. Steven Shepsman
New World Acquisition, LLC
60 Cuttermill Road, Suite 612
Great Neck, NY 11021

      Re:   Agreement

Dear Mr. Shepsman:

The purpose of this letter (this "Agreement") is to set forth the terms of the agreement between New World Acquisition, LLC (hereinafter referred to as "you") and ISIS Capital Management, LLC ("ISIS") regarding the services to be rendered to you and the compensation therefor.

In consideration for services rendered or to be rendered regarding Via Net.Works Inc ("Via Net"), including research and subsequent advice with respect to Via Net stock, ISIS will be entitled to receive as a fee for such services an amount equal to 25% of the aggregate net profits earned, if any (net of applicable direct expenses such as broker's commissions), from the purchase and sale by you of Via Net shares.

You will use our existing brokerage relationship with the goal of acquiring, with ISIS advice as to timing and price, $500,000 or more of Via Net shares. You agree that all purchase and sales of Via Net shares will be made in one account, and that you shall retain control over such account and all purchase and sale decisions as they relate to such shares held in such account.

Notwithstanding the foregoing, you shall seek ISIS advice regarding the timing and amount of shares to purchase and to sell, you will coordinate purchases and sales with ISIS, and you agree that you will not (and you will ensure that your affiliates (and any person acting on behalf of or in concert with you or any affiliate) will not), purchase, sell or otherwise acquire or dispose of (or enter into any agreement or make any proposal to purchase, sell or otherwise acquire or dispose of) any securities (or any options, warrants, convertible securities, or other rights) of Via Net, except with the prior consent of ISIS. Further, you will abide by the Non-Disclosure Agreement between the parties, which remains in full force and effect, and applicable law and regulation.

You agree that ISIS, and its members, officers, employees and affiliates, shall not be liable for any loss arising out of any act or omission unless arising out of their gross negligence, malfeasance or bad faith, provided that the foregoing shall not limit the responsibilities imposed by applicable law or regulation.
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Please indicate your agreement by signing below and returning a signed copy to my attention by fax at (203) 259-7854.

ISIS Capital Management, LLC

By:   ________________________

Name:  Richard Rofe
Title: Managing Member



ACCEPTED AND AGREED TO

This 14th day of October, 2003.

New World Acquisition, LLC

By:   ____________________________
Name: Steven Shepsman, Duly Authorized